SOUTHWEST CASINO CORPORATION

2001 Killebrew Drive, Suite 350

Minneapolis, Minnesota  55425

(952) 853-9990 * (952) 853-9991 (Fax)

June 28, 2005

Mr. Michael Fay

Branch Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:	Southwest Casino Corporation (the “Company”)
Form 10-KSB for the Fiscal Year Ended December 31, 2004
File No. 000-50572
Filed March 31, 2005

Dear Mr. Fay:

We are writing to respond to your letter of June 13, 2005, which sets forth a question regarding Southwest Casino Corporation’s Form 10-K for the Fiscal Year Ended December 31, 2004.

Form 10-K for the Fiscal Year ended December 31, 2004

Note 2 — Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

1.                                      We note your response to prior comment 1.  Please tell us how you have evaluated North Metro Harness Initiative (“NMHI”) as a variable interest entity (“VIE”) under paragraph 5 of FIN 46(R).  We note that this paragraph of FIN 46(R) details the criteria that must be evaluated in order to determine if an entity is a VIE under the standard.  In this regard, it is not clear from your response how NMHI meets the criteria as a VIE under the standard.  We would also note that the evaluation of NMHI should be done at the date you became involved with the entity (paragraph 6 of FIN 46(R)).

In addition, should you determine that NMHI qualifies as a VIE under FIN 46(R), you should expand your future disclosures to include a description of your evaluation of NMHI as a VIE under the standard and any other disclosures as required by paragraphs 23-26 of FIN 46(R).

Response:

Southwest Casino and Hotel Corp. (“SWC&HC,” a wholly owned subsidiary of Southwest Casino Corporation (“Southwest”)) was responsible for the formation of North Metro Harness Initiative, LLC on June 16, 2003 and was the sole member of NMHI until

June 8, 2004.  On June 8, 2004, MTR-Harness, Inc. (“MTR-Harness”) became a member of the LLC.  Under the terms of the Member Control Agreement between SWC&HC and MTR-Harness, MTR-Harness contributed $10,000 to NMHI and a made a conditional commitment to provide an additional $7,490,000 if NMHI received the racing licenses from the Minnesota Racing Commission required for development of the NMHI facility.  SWC&HC agreed to contribute $1 million for pre-licensing costs to NMHI and an additional $1,500,000 after NMHI received its racing licenses.  In exchange for the agreements of SWC&HC and MTR-Harness to make these contributions, SWC&HC and MTR-Harness divided voting rights and decision-making power over NMHI equally, 50 percent each.

Southwest evaluated whether NMHI should be treated as a variable interest entity (“VIE”) subject to consolidation during the applicable reporting period under FIN 46(R).  Southwest determined that, as provided in paragraph 5.a. of FIN 46(R), SWC&HC’s total equity investment at risk was not sufficient to permit the entity to finance its activities without additional subordinated financial support.  We reached this determination because, in addition to SWC&HC’s $1 million equity investment in NMHI, SWC&HC paid more than $1.1 million in NMHI pre-licensing costs that are treated by NMHI as a subordinated loan from SWC&HC to NMHI, not equity.

Under the Member Control Agreement between SWC&HC and MTR-Harness, SWC&HC was required to pay substantially all costs associated with pursuing Class A and B racing licenses from the Minnesota Racing Commission prior to the granting of those licenses.  SWC&HC was given equity credit towards its membership contribution for only $1 million of the pre-licensing costs of NMHI paid by SWC&HC (referred to as matchable pre-licensing costs).  The $1,156,782 in pre-licensing costs paid by SWC&HC in excess of the $1 million membership contribution are considered unmatched pre-licensing costs and treated as a subordinated loan from SWC&HC to NMHI to be repaid from future operating profits.  Because NMHI could not have financed its activities without this additional $1.1 million in non-equity, subordinated financial support from SWC&HC, we determined that NMHI is a VIE subject to consolidation under paragraph 5.a.

In addition, under paragraphs 5.b(1) and 5.c. of FIN 46(R), SWC&HC lacked the ability through voting or similar rights to make decisions regarding NMHI’s activities because SWC&HC’s voting rights were not proportionate to SWC&HC’s obligation to absorb expected losses of the entity during 2004.  As of December 31, 2004, SWC&HC had contributed matched equity in the amount of $1 million and unmatched subordinated loan of $1,156,782.  As of December 31, 2004, SWC&HC had provided approximately 95 percent of NMHI’s financial support, but held only 50 percent of the NMHI voting power.  Because SWC&HC would absorb substantially all losses of NMHI before MTR-Harness made capital contributions proportionate to its voting power (which MTR-Harness had no obligation to make before NMHI was issued its racing licenses), but held only 50 percent of the decision making power, we determined that NMHI is also a VIE subject to consolidation under paragraphs 5.b(1) and 5.c of FIN 46(R).

Thus, Southwest concluded that until MTR-Harness made capital contributions to NMHI proportionate to MTR-Harness’ voting power within NMHI, it was appropriate to consolidate NMHI with Southwest’s financial statements.  NMHI did not receive its racing licenses during fiscal year 2004.  The racing licenses were subsequently granted on January 19, 2005, and MTR-Harness has since begun making additional capital contributions to NHHI as required under the Member Control Agreement.

Due to the license approval and ongoing capital contributions by MTR-Harness, future consolidation of NMHI with Southwest’s financial statements must be re-evaluated in accordance with paragraph 7.d. of FIN 46(R) for reporting periods in 2005 and later.  As of March 31, 2005, MTR-Harness’ contributions to NMHI equaled only 24 percent of NMHI’s financial support and Southwest again determined that, because NMHI still could not finance its activities without the $1.1 million in non-equity subordinated financial support from SWC&HC and because SWC&HC’s financial support and risk of loss continued to be disproportionate to its 50 percent voting interest, NMHI should be consolidated with Southwest in its Quarterly Report on Form 10-QSB.

With regard to paragraph 6 of FIN 46(R), SWC&HC became involved with NMHI when SWC&HC formed NMHI as a wholly-owned subsidiary on June 16, 2003.  Thus, as an initial matter, NMHI was not a VIE but was subject to consolidation on Southwest’s financial statements.  However, as noted in paragraph 6, while the determination is made as of the date SWC&HC became involved with NMHI, the determination whether NMHI is a VIE on that date includes future changes in NMHI’s governing documents and contractual relationships.  Thus, the determination that NMHI is a VIE must include an analysis of MTR-Harness’ purchase of its membership interest in NMHI, and SWC&HC and MTR-Harness, Inc. entering into the NMHI Member Control Agreement on June 8, 2004.  The June 8, 2004 Member Control Agreement created the financial relationship among SWC&HC, MTR-Harness, and NMHI that is analyzed above under paragraphs 5.a., 5.b(1) and 5.c. of FIN 46R and on which Southwest based its determination that NMHI was a VIE that must be consolidated with Southwest on its fiscal year 2004 and first quarter 2005 financial statements.

We have read the disclosure requirements in paragraphs 23-26 of FIN 46(R) and will ensure that these disclosures are made in all future filings.

Very truly yours,

/s/ James B. Druck
Chief Executive Officer

/s/ Thomas E. Fox
President and Chief Financial Officer